Exhibit 3.1

FIRST AMENDMENT TO THE

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

AURA FAT PROJECTS ACQUISITION CORP

ADOPTED BY SPECIAL RESOLUTION ON JULY 17, 2023

AURA FAT PROJECTS ACQUISITION CORP, a company limited by shares organized under the Companies Act (as amended) of the Cayman Islands (the “Company”), does hereby certify as follows:

1.	The name of the Company is Aura Fat Projects Acquisition Corp. The Company’s original memorandum and articles of association were filed with the General Registry of the Cayman Islands on 6 December 2021, the Company’s amended and restated memorandum and articles of association were adopted by Special Resolution (as defined below) on 6 January 2022, and the Company’s second amended and restated memorandum and articles of association were adopted by Special Resolution on 25 March 2022 (the “Second A&R Mem & Arts”).

2.	This first amendment amends the Second A&R Mem & Arts (the “First Amendment”).

3.	This First Amendment was duly adopted by special resolution of the shareholders of the Company (the “Special Resolution”), being the affirmative vote of holders of two thirds of the ordinary shares of the Company present and entitled to vote at a general meeting of the Company’s shareholders, held on July 17, 2023 at which a quorum of the Company’s shareholders was present.

4.	The following additional definition be inserted in Article 1:

“Deadline Date” shall have the meaning ascribed to it in Article 162.

5.	The text of Section (b) of Article 156 is hereby amended and restated to read in its entirety as follows:

“156. (b) provided Shareholders with the opportunity to have their Public Shares redeemed or repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Company’s initial Business Combination, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue.”

6.	The text of Article 159 is hereby amended and restated to read in its entirety as follows:

“159. At a general meeting called for the purposes of approving a Business Combination pursuant to these Articles, the Company shall be authorised to consummate a Business Combination by Ordinary Resolution.”

7.	The text of Article 161 is hereby amended and restated to read in its entirety as follows:

“161. The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.”

8.	The text of Section (a) of Article 162 is hereby amended and restated to read in its entirety as follows:

“162. If the Company does not consummate a Business Combination within 15 months after the closing of the IPO, the Company may seek the Ordinary Resolution of the Public Shareholders for any extension beyond 15 months at a meeting called for such purpose. Public Shareholders will be offered the opportunity to vote on and/or redeem their Shares in connection with the approval of such extension beyond such 15-month period. Alternatively, or in the event that there is an unsuccessful effort to obtain Public Shareholder approval for the proposed extension(s), the Company may, but is not obligated to, extend the period in which the Company must complete the Initial Business Combination up to twelve more times, each by an additional one month, for an aggregate of up to twelve additional months, provided that the Company or the Sponsor (or any of either of their affiliates or designees) will deposit, on or prior to:

(i)	in case of the first such extension, the deadline for the Company to consummate a Business Combination prior to such extension, or the next business day if such deadline is not a business day; and

(ii)	for each subsequent extension, the last day of the immediately preceding extension for each such extension, or the next business day if such last day is not a business day,

(each a “Deadline Date”), into the Trust Fund the lesser of:

(x)	$50,000; or

(y)	$0.045 per share for each Public Share outstanding as of the applicable Deadline Date for each extension (after giving effect to redemptions properly requested prior to such date with respect to the first such extension), in exchange for non-interest bearing, unsecured promissory notes payable upon consummation of an initial Business Combination, which notes may be convertible at the option of the holder at any time after the consummation of the Company’s initial Business Combination into warrants that are identical to the placement warrants (as defined in the registration statement) at a conversion price of $1.00 per warrant; and further provided in each case that the procedures relating to any such extension, as set forth in the agreement relating to the Trust Fund, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Fund and used to fund the redemption of the Public Shares in accordance with Article 160. Public Shareholders will not be offered the opportunity to vote on and/or redeem their Shares in connection with such extension. If the Company is unable to complete the Initial Business Combination within such 15-month period (or up to 24-month period if the Company chooses to extend such period, as described in more detail in the registration statement, or as extended by the Shareholders in accordance with these Articles), the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Shareholders and the Directors, liquidate and dissolve, subject, in the case of Articles 162(b) and 162(c), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”

9.	The text of Article 163 is hereby amended and restated to read in its entirety as follows:

“163. If any amendment is made to Article 162 that would modify the substance or timing of the Company’s obligation to provide holders of the Class A Shares the right to have their shares redeemed in connection with the Company’s initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company has not completed its initial Business Combination within the timeframe set out in Article 162, or with respect to any other provision relating to the rights of holders of the Class A Shares or pre-initial business combination activity, each holder of Public Shares shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay its taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses) divided by the number of Public Shares then in issue.”

IN WITNESS WHEREOF, Aura Fat Projects Acquisition Corp has caused this First Amendment to the second amended and restated memorandum and articles of association of the Company to be duly executed in its name and on its behalf by an authorized officer as of July 17, 2023.

AURA FAT PROJECTS ACQUISITION CORP

By:	/s/ David Andrada
Name:	David Andrada
Title:	Co-Chief Executive Officer

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